SCHEDULE II

LITIGATION SCHEDULE

During the last five years, the Toronto-Dominion Bank and its affiliates (the “TD Entities”) have not, and to the best knowledge of The TD Entities none of the executive officers, directors, or controlling persons of the TD Entities listed hereto on Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.